Exhibit 99.4
Management's Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes thereto and other financial information included elsewhere in this proxy statement/prospectus. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and words such as “may,” “might,” “will,” “would,” “shall,” “objective,” “intend,” “target,” “should,” “could,” “can,” “expect,” “anticipate,” “believe,” “design,” “estimate,” “forecast,” “predict,” “potential,” “plan,” “seek,” or “continue” and variations of such words and any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, and similar expressions are intended to identify forward-looking statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Our actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed in the section of the Quarterly Report titled “Risk Factors” and elsewhere in this Quarterly Report. These and many other factors could affect our future financial and operating results. We undertake no obligation to update any forward-looking statement to reflect events after the date of this Quarterly Report. As used in this Quarterly Report, unless the context suggests otherwise, “we,” “us,” “our,” “the Company,” “Crescent Biopharma, Inc.,” “Crescent,” “GlycoMimetics, Inc.,” “GlycoMimetics,” refers to Crescent Biopharma, Inc. and its consolidated subsidiaries, including Crescent Biopharma Operating Company LLC, taken as a whole.
Overview
We are a biotechnology company developing novel therapeutics to treat solid tumors, led by our initial program CR-001, an investigational, proprietary anti-PD-1/anti-VEGF bispecific antibody. We believe CR-001 has the potential to deliver improved clinical efficacy and safety over pembrolizumab, marketed by Merck as Keytruda®, the best-selling drug in the world and approved for the treatment of numerous cancers. CR-001, for which we exercised its option in March 2025 and entered into a license agreement with Paragon in April 2025 for exclusive worldwide development and commercialization rights pursuant to the Antibody Paragon Option Agreement, is a new molecular entity designed to replicate the functional properties of ivonescimab, a cooperative bispecific anti-PD-1/anti-VEGF antibody in development by Akeso Biopharma and Summit Therapeutics Inc. that delivered significantly improved progression-free survival in a head-to-head Phase 3 clinical trial (“HARMONi-2”) versus Keytruda in non-small cell lung cancer. We believe the emerging data from the clinical development of ivonescimab supports the rationale for developing CR-001 in light of CR-001 and ivonescimab sharing the same proposed mechanism of action. Neither us nor Paragon has any clinical data regarding cancer patients that have been treated with CR-001 and there can be no assurance that our clinical trials, which have not yet commenced and are expected to cover a broader set of indications than in HARMONi-2, will have similar or comparable results, or that our clinical trials, which will take several years, will be completed successfully and/or produce results necessary to support the requisite regulatory approvals in order for us to be able to commercialize CR-001. See the section titled “Risk Factors.”
Following the precedents set by traditional PD-1 inhibitors, such as Keytruda and Opdivo®, we plan to seek regulatory approvals for CR-001 to treat multiple solid tumor indications, both as a monotherapy and in combination with other mechanisms of action. We intend to submit an Investigational New Drug application (“IND”) to the FDA for CR-001 in the fourth quarter of 2025, with initial clinical data anticipated in the second half of 2026. We plan to complement CR-001 with a portfolio of product candidates that have potential activity against solid tumors both as a monotherapy as well as in combination with CR-001. Our expected second and third programs, CR-002 and CR-003, are investigational antibody drug conjugates against validated oncology targets. Pursuant to the ADC Paragon Option Agreements, we have engaged Paragon to execute a mutually agreed research plan for CR-002 and CR-003 aimed at producing a potential product candidate to be licensed for further development, manufacture, and commercialization by us. The research plan activities performed by Paragon for us primarily include preclinical studies and are overseen by a joint development committee comprised of employees from our Company and Paragon. We exercised our option for CR-002 in September 2025 and entered into a license agreement with Paragon in November 2025. We expect to submit an IND for CR-002 in mid-2026. We have not yet exercised the option or entered into a license agreement with Paragon for CR-003 pursuant to the ADC Paragon Option Agreement.
Since our inception in September 2024, we have devoted substantially all of our resources to raising capital, organizing and staffing the Company, business and scientific planning, conducting discovery and research activities, establishing arrangements with third parties, and providing general and administrative support for these operations. We do not have any programs approved for sale and have not generated any revenue from product sales. To date, we have funded our operations primarily with proceeds from the reverse recapitalization and merger with GlycoMimetics, Inc., and our Pre-Closing Financing (as defined and further described in “Recent Developments” below).

Exhibit 99.4
We have incurred operating losses since inception. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of any programs we may develop. We incurred net losses of $24.6 million and $61.5 million for the three and nine months ended September 30, 2025, respectively. As of September 30, 2025, we had an accumulated deficit of $79.4 million. For the nine months ended September 30, 2025, we have used net cash of $44.8 million for our operating activities.
As of September 30, 2025, we had cash and cash equivalents of $133.3 million. We expect that our existing cash will be sufficient to fund our operating plans for at least twelve months from the date of filing of this Quarterly Report. We expect to continue to incur substantial losses for the foreseeable future, and our transition to profitability will depend upon successful development, approval and commercialization of our product candidates and upon achievement of sufficient revenues to support our cost structure.
Recent Developments
The Merger
On June 13, 2025, we consummated the previously announced transaction (the “Closing”) pursuant to that certain Agreement and Plan of Merger and Reorganization, dated as of October 28, 2024, which agreement was subsequently amended on February 14, 2025 and April 28, 2025 (as amended, the “Merger Agreement”), by and among GlycoMimetics, Gemini Merger Sub Corp. (“First Merger Sub”), Gemini Merger Sub II, LLC (“Second Merger Sub”), and Pre-Merger Crescent. First Merger Sub merged with and into Pre-Merger Crescent, with Pre-Merger Crescent continuing as a wholly owned subsidiary of GlycoMimetics and the surviving corporation of the merger (the “First Merger”), and Pre-Merger Crescent merged with and into Second Merger Sub, with Second Merger Sub being the surviving entity of the merger (the “Second Merger,” and together with the First Merger, the “Merger”). After the completion of the Merger, Second Merger Sub changed its corporate name to “Crescent Biopharma Operating Company, LLC” and GlycoMimetics changed its name to “Crescent Biopharma, Inc.” We are led by Pre-Merger Crescent management team and remain focused on developing differentiated oncology therapeutics for patients living with solid tumors.
Following the Reverse Stock Split (as defined below), which occurred immediately prior to the Closing of the Merger, and as a result of and upon the effective time of the First Merger (the “First Effective Time”), (i) each then-outstanding share of common stock, par value $0.001 per share, of Pre-Merger Crescent (including shares of common stock issued in the Crescent Pre-Closing Financing (as defined below) and excluding shares canceled pursuant to the Merger Agreement and excluding dissenting shares) automatically converted solely into the right to receive a number of shares of common stock, par value $0.001 per share, of GlycoMimetics (the “Company common stock,” and prior to the effective time of the Merger, the “GlycoMimetics common stock”) equal to the Exchange Ratio (as defined below); (ii) each then-outstanding share of Preferred Stock, par value $0.001 per share, of Pre-Merger Crescent (the “Pre-Merger Crescent preferred stock”) automatically converted into the right to receive a number of shares of Series A Non-Voting Convertible Preferred Stock, par value $0.001 per share, of GlycoMimetics (which were each convertible into 1,000 shares of Company common stock) (the “Company Series A Preferred Stock,” and prior to the effective time of the Merger, the “GlycoMimetics Series A Preferred Stock”), equal to the Exchange Ratio divided by 1,000; (iii) each then-outstanding option to purchase Pre-Merger Crescent common stock was assumed by GlycoMimetics; (iv) each then-outstanding Pre-Merger Crescent restricted stock unit was assumed by GlycoMimetics; (v) each then-outstanding pre-funded warrant to purchase shares of Pre-Merger Crescent common stock was converted into a pre-funded warrant to purchase shares of Company common stock; (vi) each in-the-money option to acquire shares of GlycoMimetics common stock that was issued and outstanding (whether vested or unvested) was cancelled and converted into the right to receive a number of shares of Company common stock equal to the number of shares underlying such option; (vii) each GlycoMimetics restricted stock unit was cancelled and converted into the right to receive a number of shares of GlycoMimetics common stock equal to the number of unsettled shares of GlycoMimetics common stock underlying such GlycoMimetics restricted stock unit; and (viii) each share of GlycoMimetics common stock that was issued and outstanding at the First Effective Time remains issued and outstanding in accordance with its terms.
The Merger was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Pre-Merger Crescent was deemed to be the accounting acquirer for financial reporting purposes. This determination was primarily based on the fact that, immediately following the Merger: (i) Pre-Merger Crescent stockholders own a substantial majority of the voting rights in the combined company; (ii) Pre-Merger Crescent’s largest stockholders retain the largest interest in the combined company; (iii) Pre-Merger Crescent designated a majority of the initial members of the board of directors of the combined company; and (iv) Pre-Merger Crescent’s executive management team became the management team of the combined company. Accordingly, for accounting purposes: (i) the Merger was treated as the equivalent of Pre-Merger Crescent issuing stock to acquire the net assets of GlycoMimetics; and (ii) the

Exhibit 99.4
reported historical operating results of the combined company prior to the Merger are those of Pre-Merger Crescent. Additional information regarding the Merger is included in Note 4 to the condensed consolidated financial statements included in Part I – Item 1 of this Quarterly Report.
Pre-Closing Financing
In connection with the Merger, Pre-Merger Crescent and GlycoMimetics entered into an amended and restated subscription agreement (the “Subscription Agreement”) with certain new and existing investors of Pre-Merger Crescent (the “Financing Investors”), pursuant to which such investors purchased, immediately prior to the First Merger, 85,506,824 shares of Pre-Merger Crescent common stock and 19,149,690 Pre-Merger Crescent pre-funded warrants, for gross proceeds of approximately $200.0 million (which includes $37.5 million of proceeds previously received from the issuance of convertible notes and $3.0 million of accrued interest thereon) (the “Crescent Pre-Closing Financing”). Under the Subscription Agreement, the number of shares of Pre-Merger Crescent common stock or Pre-Merger Crescent pre-funded warrants were converted into 12,355,716 shares of Company Common Stock and 2,767,122 pre-funded warrants of Company common stock in accordance with the Exchange Ratio (defined below).
The Exchange Ratio was calculated using a formula intended to allocate existing GlycoMimetics and Pre-Merger Crescent security holders a percentage of the Company. Based on GlycoMimetics’ and Pre-Merger Crescent’s values as of the date of the Merger Agreement and capitalization as of June 13, 2025, the Exchange Ratio (as adjusted for the Reverse Stock Split) was 0.1445 shares of GlycoMimetics common stock for each share of Crescent common stock.
Reverse Stock Split
Immediately prior to the consummation of the Merger, GlycoMimetics effected a 1-for-100 reverse stock split of GlycoMimetics common stock, which became legally effective on June 13, 2025 (the “Reverse Stock Split”). The Company common stock commenced trading on a post-Reverse Stock Split, post-Merger basis at the open of trading on June 16, 2025. All references to common stock, options to purchase common stock, outstanding common stock warrants, common stock share data, per share data, and related information contained in the condensed consolidated financial statements have been retrospectively adjusted to reflect the effect of the Reverse Stock Split for all periods presented, unless otherwise specifically indicated or the context otherwise requires.
Redomestication
On June 16, 2025, Crescent changed its jurisdiction of incorporation from the State of Delaware to the Cayman Islands (the “Redomestication”) pursuant to a plan of conversion (the “Plan of Conversion”). The Redomestication became effective on June 16, 2025 and was accomplished by the filing of (i) a Certificate of Conversion with the Secretary of State of the State of Delaware and (ii) the requisite documents required under section 201 of the Companies Act (as amended) of the Cayman Islands (the “Companies Act”), as well as the Cayman Islands memorandum and articles of association of the Company (the “Articles”), with the Cayman Islands Registrar of Companies. For purposes of these condensed consolidated financial statements, references to “Crescent Delaware” mean Crescent prior to the Redomestication.
Upon the Redomestication, among other things: (i) each outstanding share of common stock, par value $0.001 per share, of Crescent Delaware automatically converted into one ordinary share, par value $0.001 per share, of the Company; (ii) each outstanding share of Series A Non-Voting Convertible Preferred Stock, par value $0.001 per share, of Crescent Delaware automatically converted in one share of Series A Non-Voting Convertible Preferred Share, par value $0.001 per share, of the Company (the “Series A Preferred Shares”); (iii) each outstanding option to purchase shares of common stock of Crescent Delaware automatically converted into an option to purchase ordinary shares of the Company; (iv) each outstanding restricted stock unit of Crescent Delaware automatically converted into a restricted stock unit of the Company; and (v) each warrant to purchase shares of common stock of Crescent Delaware automatically converted into a warrant to purchase ordinary shares of the Company.
The rights of holders of ordinary shares of the Company are now governed by the Company's memorandum and articles of association and Cayman Islands law.

Impact of General Economic Risk Factors on Crescent’s Operations
Uncertainty in the global economy presents significant risks to our business. We are subject to continuing risks and uncertainties in connection with the current macroeconomic environment, including increases in inflation, fluctuating

Exhibit 99.4
interest rates, new or increased tariffs and other barriers to trade, changes to fiscal and monetary policy or government budget dynamics (particularly in the pharmaceutical and biotech areas), including as a result of the current government shutdown, bank failures, geopolitical factors, including the ongoing conflicts between Russia and Ukraine and in the Middle East and the responses thereto, and supply chain disruptions. While we are closely monitoring the impact of the current macroeconomic and geopolitical conditions on all aspects of our business, including the impacts on participants in any future clinical trials and our employees, suppliers, vendors, and business partners and our future access to capital, the ultimate extent of the impact on our business remains highly uncertain and will depend on future developments and factors that continue to evolve. Most of these developments and factors are outside our control and could exist for an extended period of time. We will continue to evaluate the nature and extent of the potential impacts to our business, results of operations, liquidity and capital resources. For additional information, see Part II, Item 1A, “Risk Factors.”
Components of Results of Operations
Revenue
To date, we have not generated revenue from any sources, including product sales, and do not expect to generate any revenue from the sale of products in the foreseeable future. If our development efforts for our product candidates are successful and result in regulatory approval, we may generate revenue in the future from product sales or payments from future collaboration or license agreements that we may enter into with third parties, or any combination thereof. We cannot predict if, when, or to what extent we will generate revenue from the commercialization and sale of our product candidates. We may never succeed in obtaining regulatory approval for any of our product candidates.
Operating Expenses
Our operating expenses consist of (i) research and development expenses and (ii) general and administrative expenses.
Research and Development
Research and development expenses consist primarily of costs incurred in connection with the research and development of our programs. These expenses include:
•costs of funding research performed by third parties, including Paragon, that conduct research and development activities on our behalf and services rendered under the related Paragon Option and License Agreements for CR-001, CR-002, and CR-003;
•expenses incurred in connection with continuing our current research programs and discovery-phase development of any programs we may identify, including under future agreements with third parties, such as consultants and contractors; and
•personnel-related expenses, including recruiting costs, salaries, bonuses, benefits, and equity-based compensation expense.
We expense research and development costs as incurred. For the three and nine months ended September 30, 2025, we recognized $6.2 million and $19.2 million, respectively, of research and development expenses in connection with services provided by Paragon Therapeutics, Inc. (“Paragon”) under the Antibody Discovery and Option Agreement, dated September 19, 2024 (the “the “Antibody Paragon Option Agreement”), and the Amended and Restated ADC Discovery and Option Agreement, dated April 28, 2025 (the “ADC Paragon Option Agreement” and together with the Antibody Paragon Option Agreement, the “Paragon Option Agreements”) and under the License Agreement with Paragon, dated April 28, 2025, for all antibodies discovered, generated, identified, or characterized by Paragon in the course of performing the CR-001 research program directed to PD-1 and VEGF, antibodies created by the Company derived from the licensed antibodies and directed to PD-1 and VEGF, and products that comprise the foregoing (the “CR-001 License Agreement”) in our condensed consolidated statement of operations and comprehensive loss. See “Contractual Obligations and Commitments” below for further details on our research plans.
We expect our research and development expenses will increase substantially for the foreseeable future as we continue to invest in research and development activities related to the continued development of our programs, developing any future programs, including investments in manufacturing, as we advance any program we may identify and continue to conduct clinical trials. The success of programs we may identify and develop will depend on many factors, including the following:
•timely and successful completion of preclinical studies;

Exhibit 99.4
•submission and maintenance of IND or comparable foreign applications that allow commencement of our planned clinical trials or future clinical trials for any programs we may develop;
•successful enrollment and completion of clinical trials;
•positive results from our future clinical trials that support a finding of safety, purity, potency and/or effectiveness, acceptable pharmacokinetics profile, and an acceptable risk-benefit profile in the intended populations;
•receipt of marketing approvals from applicable regulatory authorities;
•establishment of arrangements through our own facilities or with third-party manufacturers for clinical supply and, where applicable, commercial manufacturing capabilities; and
•maintenance of a continued acceptable safety, tolerability, and efficacy profile of any programs we may develop following approval.
General and Administrative
General and administrative expenses consist primarily of personnel-related expenses, including recruiting costs, salaries, bonuses, benefits, and equity-based compensation, for individuals in our executive, finance, legal, operations, business development, and other administrative functions. Other significant general and administrative expenses include legal fees relating to corporate matters and patent-related activities, insurance costs, information technology, and professional and consulting fees associated with accounting, audit, tax, and investor and public relations.
We expect that our general and administrative expenses will increase substantially for the foreseeable future as we increase our headcount and further establish our office space to support our expected growth. We also expect to incur increased expenses as a public company, including increased costs of accounting, audit, legal, regulatory and tax related services associated with maintaining compliance with SEC requirements, additional director and officer insurance costs, and investor and public relations costs. We also expect to incur additional intellectual property-related expenses as we file patent applications to protect innovations arising from our research and development activities.
Other Income (Expense)
Other income (expense) includes interest income of $1.3 million and $1.8 million earned for the three and nine months ended September 30, 2025, respectively, relating to our money market account and interest expense of $2.2 million incurred for the nine months ended September 30, 2025, relating to our previously outstanding convertible notes with an initial principal amount of $37.5 million (“Convertible Notes”) issued to various investors in October 2024, which converted to common stock (now, ordinary shares) and pre-funded warrants upon the close of the Merger.
Income Taxes
No provision for income taxes was recorded for the three and nine months ended September 30, 2025. We recorded a full valuation allowance against our net deferred tax assets as of the balance sheet date, as we believe it is not more likely than not that the benefit will be realized due to our cumulative losses generated to date and expectation of future losses.
On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework, and the restoration of favorable tax treatment for certain business tax provisions. We have evaluated the OBBBA provisions enacted during the current quarter and estimated their impact on the consolidated financial statements to be immaterial. We will continue to evaluate the full impact of these legislative changes as additional guidance becomes available.

Exhibit 99.4
Results of Operations for the Three Months Ended September 30, 2025 Compared to the Period from September 19, 2024 (Inception) Through September 30, 2024
We were incorporated in September 2024 and, therefore, provide comparative information from the date of our inception through September 30, 2024. The following table summarizes our condensed consolidated statement of operations and comprehensive loss for the periods presented (in thousands):

	Three Months Ended September 30, 2025	Period from September 19, 2024 (Inception) Through September 30, 2024	$ Change
Operating expenses
Research and development(1)	$20,347	$2,473	$17,874
General and administrative(2)	5,538	158	5,380
Total operating expenses	25,885	2,631	23,254
Loss from operations	(25,885)	(2,631)	(23,254)
Other income:
Interest income	1,278	—	1,278
Total other income	1,278	—	1,278
Net loss and comprehensive loss	$(24,607)	$(2,631)	$(21,976)
_________________________
(1)Includes related party amount of $6,175 for the three months ended September 30, 2025 and $2,473 for the period from September 19, 2024 (inception) through September 30, 2024.
(2)Includes related party amount of $89 for the three months ended September 30, 2025 and $90 for the period from September 19, 2024 (inception) through September 30, 2024.

Research and Development Expenses
The following table summarizes our research and development expenses incurred for the periods presented (in thousands):

	Three Months Ended September 30, 2025	Period from September 19, 2024 (Inception) Through September 30, 2024	$ Change
External research and development costs:
CR-001(1)	$8,714	$2,473	$6,241
CR-002(2)	6,705	—	6,705
Other external research and discovery(3)	357	—	357
Other research and development costs:
Personnel-related (including share-based compensation)(4)	4,211	—	4,211
Office, facilities, and software	282	—	282
Professional and consulting fees	78	—	78
Total research and development expenses	$20,347	$2,473	$17,874

Exhibit 99.4
_________________________
(1)Includes related party amount of $423 for the three months ended September 30, 2025 and $2,473 for the period from September 19, 2024 (inception) through September 30, 2024.
(2)Includes related party amount of $5,534 for the three months ended September 30, 2025.
(3)Includes related party amount of $226 for the three months ended September 30, 2025.
(4)Includes related party amount of $(8) for the three months ended September 30, 2025.
Research and development expenses were $20.3 million for the three months ended September 30, 2025 and consisted primarily of the following:
•$5.7 million of research and development expense related to chemistry, manufacturing, and development costs for CR-001 with a third-party contract development and manufacturing organization for developing drug product in preparation of initiating a clinical trial for CR-001;
•$0.4 million of research and development expense due to Paragon for services rendered under the Paragon Option Agreement and the CR-001 License Agreement;
•$2.6 million of research and development expense related to third-party contract research organizations and consulting services for CR-001;
•$5.5 million of research and development expense due to Paragon for services rendered under the Amended and Restated ADC Paragon Option Agreement for CR-002 discovery efforts;
•$0.4 million of external research and discovery expense, including $0.2 million due to Paragon for services rendered under the Amended and Restated ADC Paragon Option Agreement for CR-003 discovery efforts; and
•$4.2 million of personnel-related costs related to recruiting costs, salaries, benefits, and other compensation-related costs, including share-based compensation expense of $0.8 million.
Research and development expenses were $2.5 million for the period from September 19, 2024 (inception) through September 30, 2024 and consisted primarily of early research and development costs with Paragon under the Antibody Paragon Option Agreement.
General and Administrative Expenses
The following table summarizes our total general and administrative expenses for the periods presented (in thousands):

	Three Months Ended September 30, 2025	Period from September 19, 2024 (Inception) Through September 30, 2024	$ Change
Personnel-related (including share-based compensation)(1)	$3,225	$111	$3,114
Professional and consulting fees(2)	1,276	20	1,256
Office, facilities, and software	849	—	849
Legal fees related to patent(3)	188	27	161
Total general and administrative expenses	$5,538	$158	$5,380
_________________________
(1)Includes related party amount of $43 for the period from September 19, 2024 (inception) through September 30, 2024.
(2)Includes related party amount of $20 for the period from September 19, 2024 (inception) through September 30, 2024.
(3)Includes related party amount of $89 for the three months ended September 30, 2025 and $27 for the period from September 19, 2024 (inception) through September 30, 2024.
General and administrative expenses were $5.5 million for the three months ended September 30, 2025 and consisted primarily of the following:

Exhibit 99.4
•$3.2 million of personnel-related costs related to recruiting costs, salaries, benefits, and other compensation-related costs, including share-based compensation of $1.2 million;
•$1.3 million of professional and consulting fees associated with accounting, audit, investor and public relations, and legal fees due to an increase in our business activity and as we became a public company; and
•$0.9 million of office, facilities, and software expenses.
General and administrative expenses were $0.2 million for the period from September 19, 2024 (inception) through September 30, 2024 and consisted primarily of early general and administrative costs relating to personnel expenses, professional and consulting fees, and legal fees related to patents.

Exhibit 99.4
Results of Operations for the Nine Months Ended September 30, 2025 Compared to the Period from September 19, 2024 (Inception) Through September 30, 2024
The following table summarizes our condensed consolidated statement of operations and comprehensive loss for the periods presented (in thousands):

	Nine Months Ended September 30, 2025	Period from September 19, 2024 (Inception) Through September 30, 2024	$ Change
Operating expenses
Research and development(1)	$43,059	$2,473	$40,586
General and administrative(2)	18,081	158	17,923
Total operating expenses	61,140	2,631	58,509
Loss from operations	(61,140)	(2,631)	(58,509)
Other income (expense):
Interest income	1,780	—	1,780
Interest expense(3)	(2,185)	—	(2,185)
Total other expense	(405)	—	(405)
Net loss and comprehensive loss	$(61,545)	$(2,631)	$(58,914)
_________________________
(1)Includes related party amount of $21,244 for the nine months ended September 30, 2025 and $2,473 for the period from September 19, 2024 (inception) through September 30, 2024.
(2)Includes related party amount of $719 for the nine months ended September 30, 2025 and $90 for the period from September 19, 2024 (inception) through September 30, 2024.
(3)Includes related party amount of $865 for the nine months ended September 30, 2025.
Research and Development Expenses
The following table summarizes our research and development expenses incurred for the periods presented (in thousands):

	Nine Months Ended September 30, 2025	Period from September 19, 2024 (Inception) Through September 30, 2024	$ Change
External research and development costs by selected target:
CR-001(1)	$19,412	$2,473	$16,939
CR-002(2)	11,685	—	11,685
Other external research and discovery(3)	2,179	—	2,179
Other research and development costs:
Personnel-related (including share-based compensation)(4)	9,355	—	9,355
Office, facilities, and software	380	—	380
Professional and consulting fees	48	—	48
Total research and development expenses	$43,059	$2,473	$40,586
_________________________

Exhibit 99.4
(1)Includes related party amount of $6,663 for the nine months ended September 30, 2025 and $2,473 for the period from September 19, 2024 (inception) through September 30, 2024.
(2)Includes related party amount of $10,514 for the nine months ended September 30, 2025.
(3)Includes related party amount of $2,040 for the nine months ended September 30, 2025.
(4)Includes related party amount of $2,027 for the nine months ended September 30, 2025.
Research and development expenses were $43.1 million for the nine months ended September 30, 2025 and consisted primarily of the following:
•$6.7 million of research and development expense due to Paragon for services rendered under the Paragon Option Agreement and the CR-001 License Agreement;
•$9.6 million of research and development expense related to chemistry, manufacturing, and development costs for CR-001 with a third-party contract development and manufacturing organization for developing drug product in preparation of initiating a clinical trial for CR-001;
•$3.2 million of research and development expense related to third-party contract research organizations and consulting services for CR-001;
•$10.5 million of research and development expense due to Paragon for services rendered under the Amended and Restated ADC Paragon Option Agreement for CR-002 discovery efforts;
•$2.2 million of external research and discovery expense, including $2.0 million due to Paragon for services rendered under the Amended and Restated ADC Paragon Option Agreement for CR-003 discovery efforts; and
•$9.4 million of personnel-related costs related to recruiting costs, salaries, benefits, and other compensation-related costs, including share-based compensation expense of $3.3 million.
Research and development expenses were $2.5 million for the period from September 19, 2024 (inception) through September 30, 2024 and consisted primarily of early research and development costs with Paragon under the Antibody Paragon Option Agreement.
General and Administrative Expenses
The following table summarizes our total general and administrative expenses for the period presented (in thousands):

	Nine Months Ended September 30, 2025	Period from September 19, 2024 (Inception) Through September 30, 2024	$ Change
Personnel-related (including stock-based compensation)(1)	$10,517	$111	$10,406
Professional and consulting fees(2)	5,303	20	5,283
Office, facilities, and software	1,760	—	1,760
Legal fees related to patent(3)	501	27	474
Total general and administrative expenses	$18,081	$158	$17,923
_________________________
(1)Includes related party amount of $213 for the nine months ended September 30, 2025 and $43 for the period from September 19, 2024 (inception) through September 30, 2024.
(2)Includes related party amount of $150 for the nine months ended September 30, 2025 and $20 for the period from September 19, 2024 (inception) through September 30, 2024.
(3)Includes related party amount of $356 for the nine months ended September 30, 2025 and $27 for the period from September 19, 2024 (inception) through September 30, 2024.
General and administrative expenses were $18.1 million for the nine months ended September 30, 2025 and consisted primarily of the following:

Exhibit 99.4
•$10.5 million of personnel-related costs related to recruiting costs, salaries, benefits, and other compensation-related costs, including share-based compensation of $5.2 million;
•$5.3 million of professional and consulting fees associated with accounting, audit, investor and public relations, and legal fees due to an increase in our business activity and as we became a public company; and
•$1.8 million of office, facilities, and software expenses.
General and administrative expenses were $0.2 million for the period from September 19, 2024 (inception) through September 30, 2024 and consisted primarily of early general and administrative costs relating to personnel expenses, professional and consulting fees, and legal fees related to patents.

Liquidity and Capital Resources
Sources of Liquidity
Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future as we continue the preclinical development of our programs and commence clinical development of CR-001, CR-002, and CR-003. We have not yet commercialized any products and we do not expect to generate revenue from sales of products for several years, if at all. To date, we have funded our operations primarily with proceeds from the issuance of Series Seed convertible preferred stock, common stock, and pre-funded warrants, and the sale of our Convertible Notes. In September 2024, we issued and sold 20,000,000 shares of Series Seed Preferred Stock to Fairmount, through an affiliate fund, at a purchase price of $0.20 per share, for total gross proceeds of $4.0 million, which qualifies as a related party transaction. In October 2024, we received $37.5 million in net proceeds from the issuance of its Convertible Notes to several investors, of which Fairmount, through an affiliate fund, held a convertible note with an initial principal amount of $15.0 million, which qualifies as a related party transaction. In June 2025, we raised approximately $142.3 million in net proceeds from the Pre-Closing Financing, excluding the previously received proceeds from the Convertible Notes, and received $1.3 million in cash from GlycoMimetics upon consummation of the Merger. As of September 30, 2025, we had cash and cash equivalents of $133.3 million.
Our primary use of cash is to fund the development of our product candidates and advance our pipeline. This includes both the research and development costs and the general and administrative expenses required to support those operations. Since we are a preclinical-stage biotechnology company, we have incurred significant operating losses since our inception and we anticipate such losses to increase as we continue to pursue clinical development of our product candidates, prepare for the potential commercialization of our product candidates, and expand our development efforts in our pipeline of nonclinical candidates. We expect that our existing cash will be sufficient to fund our operating plans for at least twelve months from this Quarterly Report. We will need to secure additional financing in the future to fund additional research and development and before a commercial drug can be produced, marketed, and sold. If we are unable to obtain additional financing or generate license or product revenue, the lack of liquidity could have a material adverse effect on our company.
Cash Flows
The following table summarizes our cash flows for the period presented (in thousands):

	Nine Months Ended September 30, 2025	Period from September 19, 2024 (Inception) Through September 30, 2024
Net cash used in operating activities	$(44,792)	$—
Net cash used in investing activities	(726)	—
Net cash provided by financing activities	144,124	—
Net increase in cash, cash equivalents, and restricted cash	$98,606	$—
Net Cash Used in Operating Activities
For the nine months ended September 30, 2025, net cash used in operating activities was $44.8 million, which was primarily attributable to a net loss of $61.5 million, partially offset by non-cash charges of $10.9 million and net cash provided by changes in operating activities of $5.9 million. Non-cash charges primarily consisted of $8.6 million in share-

Exhibit 99.4
based compensation expense and $2.2 million of non-cash interest expense. The changes in operating activities were primarily due to an increase in our business activity as well as the timing of vendor invoicing and payments.
Net Cash Used in Investing Activities
For the nine months ended September 30, 2025, net cash used in investing activities was attributable to $0.7 million of purchases of property and equipment associated with the build-out of the sublease of office space located in Waltham, Massachusetts.
Net Cash Provided by Financing Activities
For the nine months ended September 30, 2025, net cash provided by financing activities was $144.1 million, consisting primarily of $143.0 million of net proceeds from the Pre-Closing Financing and $1.3 million of cash acquired in connection with the reverse recapitalization, partially offset by the repurchase of restricted stock awards of $0.2 million.
Contractual Obligations and Other Commitments
We enter into contracts in the normal course of business with CROs, CMOs, and with other vendors for preclinical research studies, clinical trials, manufacturing, and other services and products for operating purposes. These contracts generally provide for termination on notice or may have a potential termination fee if the contract is cancelled within a specified time, and therefore, are cancellable contracts. We do not expect any such contract terminations and did not have any non-cancellable obligations under these agreements as of September 30, 2025. See Notes 11, 12, and 13 to the condensed consolidated financial statements included in Part I - Item 1 of this Quarterly Report for further information on our contractual lease obligations for our office in Waltham, Massachusetts, and other commitments, including the commitments under the Option and License Agreements. See Note 17 to the condensed consolidated financial statements included in Part 1 - Item 1 of this Quarterly Report for further information on certain contracts executed subsequent to September 30, 2025.
Critical Accounting Policies and Significant Judgments and Estimates
Our management’s discussion and analysis of our financial condition and results of operations is based on our condensed consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, as well as the reported revenues recognized and expenses incurred during the reporting periods. Our estimates are based on its historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
While our significant accounting policies are described in more detail in Note 2 to our condensed consolidated financial statements for the three and nine months ended September 30, 2025 included in Part I - Item 1 of this Quarterly Report, we believe the following accounting policies used in the preparation of our condensed consolidated financial statements require the most significant judgments and estimates.
Research and Development Contract Costs Accruals
We record the costs associated with research studies and manufacturing development as incurred. These costs are a significant component of our research and development expenses, with a substantial portion of our ongoing research and development activities conducted by third-party service providers, including contract research organizations and contract manufacturing organizations, and our related party Paragon.
We accrue for expenses resulting from obligations under Paragon Option Agreements between Paragon, Parascent, and us and agreements with CROs, CMOs, and other outside service providers for which payment flows do not match the periods over which materials or services are provided to us. Accruals are recorded based on estimates of services received and efforts expended pursuant to agreements established with Paragon, CROs, CMOs, and other outside service providers. These estimates are typically based on contracted amounts applied to the proportion of work performed and determined through analysis with internal personnel and external service providers as to the progress or stage of completion of the services. We make significant judgments and estimates in determining the accrual balance in each reporting period. In the event advance payments are made to Paragon, a CRO, CMO, or outside service provider, the payments will be recorded as

Exhibit 99.4
a prepaid asset which will be expensed as the contracted services are performed. Changes in these estimates that result in material changes to our accruals could materially affect its results of operations. As of September 30, 2025, we have not experienced any material deviations between accrued and actual research and development expenses.
Share-Based Compensation
We measure share-based awards granted to employees, directors, and non-employees in the form of stock options to purchase shares of our ordinary shares, based on their fair value on the date of the grant using the Black-Scholes model. We measure common stock awards, restricted common stock awards, and restricted stock units using the difference, if any, between the purchase price per share of the award and the fair value of our ordinary shares at the date of grant. Compensation expense for those awards is recognized using the straight-line method over the requisite service period, which is generally the vesting period of the respective award for employees. Compensation expense for awards to non-employees with service-based vesting conditions is recognized in the same manner as if we had paid cash in exchange for the goods or services, which is generally over the vesting period of the award. We account for forfeitures as they occur. We classify share-based compensation expenses in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.
The Black-Scholes model uses inputs that are determined by our Board on the date of grant and assumptions we make for the volatility of stock-based awards, the expected term of stock-based awards, the risk-free interest rate for a period that approximates the expected term of our stock-based awards, and its expected dividend yield. We lack sufficient company-specific historical and implied volatility information of our shares. Therefore, we estimate its expected share volatility based on the historical volatility of a representative group of public companies in the biotechnology industry for a term equal to the remaining time of the expected term. The expected term of our stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” stock options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining contractual term of the options on the date of measurement. We have estimated a 0% dividend yield based on the expected dividend yield and the fact that we have never paid, and do not expect to pay, any cash dividends in the foreseeable future. See Note 2 and Note 9 to the condensed consolidated financial statements included in Part I - Item 1 of this Quarterly Report for information concerning specific assumptions we used in applying the Black-Scholes model to determine the estimated fair value of our stock options granted in the periods presented.
Determination of Fair Value of Ordinary Shares
A public trading market for our ordinary shares has been established in connection with the completion of this Merger. As such, it is no longer necessary for our board of directors to estimate the fair value of our share awards in connection with our accounting for granted share-based awards or other such awards we may grant, as the fair value of our ordinary shares and share-based awards is determined based on the quoted market price of our ordinary shares.
Prior to the Merger, our pre-Merger common stock valuations were prepared by a third-party valuation firm using a hybrid method, including an option-pricing method (“OPM”). The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The hybrid method is a probability-weighted expected return method (“PWERM”), where the equity value in one or more of the scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for a company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.
The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if our pre-Merger common stock valuations had used significantly different assumptions or estimates, the fair value of our pre-Merger incentive shares and our share-based compensation expense could have been materially different.

Exhibit 99.4
Recently Issued Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations, or cash flows is disclosed in Note 2 to the condensed consolidated financial statements as of September 30, 2025 included in Part I - Item 1 of this Quarterly Report.
Off-Balance Sheet Arrangements
As of September 30, 2025, we did not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.